March 30, 2016

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Rebekah Lindsey, Staff Accountant
Christine Dietz, Assistant Chief Accountant
Kathleen Collins, Accounting Branch Chief
Craig D. Wilson, Sr. Asst. Chief Accountant

Re:	Rackspace Hosting, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 26, 2016
File No. 001-34143

Ladies and Gentlemen:

As discussed during my telephone conversation with Ms. Lindsey on March 30, 2016, Rackspace Hosting, Inc. intends to respond to the comments from the staff of the Securities and Exchange Commission received by letter dated March 16, 2016 by April 15, 2016.

Sincerely,

/s/ William Alberts
William Alberts, VP and Associate General Counsel